UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)*

TD Ameritrade Holding Corporation

(NAME OF ISSUER)

Common Stock, par value $0.01 per share

(TITLE OF CLASS OF SECURITIES)

03074K 10 0 (CUSIP NUMBER)

December 31, 2005

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03074K 10 0	Page 2 of 9

1.	Name of Reporting Person: Silver Lake Partners, L.P. I.R.S. Identification Nos. of above persons (entities only): Not required
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 0 (1) 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 0 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): PN

(1)	As of December 31, 2005, Silver Lake Partners, L.P. (“SLP”), Silver Lake Investors, L.P. (“SLI”) and Silver Lake Technology Investors, L.L.C. (“SLTI” and collectively with SLP and SLI, the “Silver Lake Affiliates”) have disposed of all their shares of common stock of the Issuer. The numbers reported in rows 6, 8, and 9 do not include any shares held by Glenn H. Hutchins, who is (i) a director of the Issuer, (ii) a managing director of the general partner of SLP and SLI and (iii) a managing director of the manager of SLTI.

CUSIP No. 03074K 10 0	Page 3 of 9

1.	Name of Reporting Person: Silver Lake Investors, L.P. I.R.S. Identification Nos. of above persons (entities only): Not required
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 0 (1) 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 0 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): PN

(1)	As of December 31, 2005, Silver Lake Partners, L.P. (“SLP”), Silver Lake Investors, L.P. (“SLI”) and Silver Lake Technology Investors, L.L.C. (“SLTI” and collectively with SLP and SLI, the “Silver Lake Affiliates”) have disposed of all their shares of common stock of the Issuer. The numbers reported in rows 6, 8, and 9 do not include any shares held by Glenn H. Hutchins, who is (i) a director of the Issuer, (ii) a managing director of the general partner of SLP and SLI and (iii) a managing director of the manager of SLTI.

CUSIP No. 03074K 10 0	Page 4 of 9

1.	Name of Reporting Person: Silver Lake Technology Investors, L.L.C. I.R.S. Identification Nos. of above persons (entities only): Not required
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 0 (1) 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 0 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): OO

(1)	As of December 31, 2005, Silver Lake Partners, L.P. (“SLP”), Silver Lake Investors, L.P. (“SLI”) and Silver Lake Technology Investors, L.L.C. (“SLTI” and collectively with SLP and SLI, the “Silver Lake Affiliates”) have disposed of all their shares of common stock of the Issuer. The numbers reported in rows 6, 8, and 9 do not include any shares held by Glenn H. Hutchin, who is (i) a director of the Issuer, (ii) a managing director of the general partner of SLP and SLI and (iii) a managing director of the manager of SLTI.

CUSIP No. 03074K 10 0	Page 5 of 9

1.	Name of Reporting Person: Glenn H. Hutchins I.R.S. Identification Nos. of above persons (entities only): Not required
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 41,461 (1) 6. Shared Voting Power: 0 (2) 7. Sole Dispositive Power: 41,461 (1) 8. Shared Dispositive Power: 0 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 (2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): IN

(1)	Includes 9,519 shares of common stock of the Issuer, 6,000 shares of restricted common stock and 25,942 shares of common stock issuable upon exercise of options within 60 days of December 31, 2005. Such shares were awarded to Mr. Hutchins in his capacity as a director of the Issuer. Under Mr. Hutchins’ arrangements with respect to director compensation, the proceeds of these shares are expected to be assigned by Mr. Hutchins to Silver Lake Technology Management, L.L.C., an affiliate of Mr. Hutchins and of the Silver Lake Affiliates.
(2)	As of December 31, 2005, Silver Lake Partners, L.P. (“SLP”), Silver Lake Investors, L.P. (“SLI”) and Silver Lake Technology Investors, L.L.C. (“SLTI” and collectively with SLP and SLI, the “Silver Lake Affiliates”) have disposed of all their shares of common stock of the Issuer. The numbers reported in rows 6, 8, and 9 do not include any shares held by Mr. Hutchins, who is (i) a director of the Issuer, (ii) a managing director of the general partner of SLP and SLI and (iii) a managing director of the manager of SLTI.

CUSIP No. 03074K 10 0	Page 6 of 9

ITEM 1	(a).

NAME OF ISSUER:

TD Ameritrade Holding Corporation, the successor issuer to Ameritrade Holding Corporation, which was the successor issuer to Ameritrade Online Holdings Corp. (formerly Ameritrade Holding Corporation)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 4211 South 102nd Street, Omaha, Nebraska 68127

ITEM 2	(a).

NAME OF PERSON FILING:

The persons filing this Amendment No. 3 to Schedule 13G are (i) Silver Lake Partners, L.P., a Delaware limited partnership (“SLP”), (ii) Silver Lake Investors, L.P., a Delaware limited partnership (“SLI”), (iii) Silver Lake Technology Investors, L.L.C., a Delaware limited liability company (“SLTI”, and collectively with SLP and SLI, the “Silver Lake Affiliates”) and (iv) Glenn H. Hutchins, an individual (collectively, with the Silver Lake Affiliates, the “Reporting Persons”).

ITEM 2	(b).

ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For purposes of this filing, the address of the principal business office of (i) SLP and SLI is c/o Silver Lake Technology Associates, L.L.C., 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025, (ii) SLTI is c/o Silver Lake Technology Management, L.L.C., 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025 and (iii) Glenn H. Hutchins is c/o Silver Lake Partners, 9 West 57th Street, 25th Floor, New York, New York 10019.

ITEM 2	(c).	CITIZENSHIP: See Item 4 of each cover page.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01 per share

ITEM 2	(e).	CUSIP NUMBER: 03074K 10 0

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

CUSIP No. 03074K 10 0	Page 7 of 9

ITEM 4.	OWNERSHIP.

	(a)	Amount beneficially owned: See Item 9 of each cover page

	(b)	Percent of class: See Item 11 of each cover page

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote: See Item 5 of each cover page

		(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page

		(iii)	Sole Power to dispose or to direct the disposition of: See Item 7 of each cover page

		(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The Silver Lake Affiliates are parties to a Stockholders Agreement, dated as of April 6, 2002, among the Issuer, entities affiliated with Bain Capital, entities affiliated with TA Associates, Inc., Mr. J. Joe Ricketts, Mr. Ricketts’ spouse and trusts established for the benefit of Mr. Ricketts’ family members (the “Stockholders Agreement”). Exhibit B attached hereto lists each party to the Stockholders Agreement. The share ownership reported by the Reporting Persons on this Amendment No. 3 to Schedule 13G does not include any shares owned by any parties to the Stockholders Agreement other than the Silver Lake Affiliates. Each of the Reporting Persons disclaims beneficial ownership of any shares of common stock of the Issuer owned by the other parties to the Stockholders Agreement. The Silver Lake Affiliates have disposed of all their shares subject to the Stockholder Agreement that is the basis for a Section 13(d) “group” filing and no longer beneficially own in excess of 5% of Issuer’s stock.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATIONS. Not applicable.

CUSIP No. 03074K 10 0	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

SILVER LAKE PARTNERS, L.P.

By:	Silver Lake Technology Associates, L.L.C., its general partner

	By:	/s/ Alan K. Austin
	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer

SILVER LAKE INVESTORS, L.P.

By:	Silver Lake Technology Associates, L.L.C., its general partner

	By:	/s/ Alan K. Austin
	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer

SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.

By:	Silver Lake Technology Management, L.L.C., its manager

	By:	/s/ Alan K. Austin
	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer

/s/ Glenn H. Hutchins
GLENN H. HUTCHINS

CUSIP No. 03074K 10 0	Page 9 of 9

EXHIBIT INDEX

Exhibit
Exhibit A:	Agreement of Joint Filing (incorporated by reference from Exhibit A to Schedule 13G of the Issuer filed by the reporting parties on February 14, 2003)

Exhibit B:	Parties to the Stockholders Agreement (incorporated by reference from Exhibit B to Schedule 13G of the Issuer filed by the reporting parties on February 14, 2003)